UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Transkaryotic Therapies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    893735100
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 893735100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  361,500

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  361,500

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  361,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.01%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  361,500

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  361,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  361,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.01%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  361,500

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  361,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  361,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.01%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  751,917

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  751,917

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  751,917

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.11%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  751,917

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  751,917

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   751,917

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.11%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  CCI Offshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  751,917

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  751,917

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  751,917

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.11%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   694,079

8        SHARED VOTING POWER
                   0

9        SOLE DISPOSITIVE POWER
                   694,079

10       SHARED DISPOSITIVE POWER
                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   694,079

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.95%

14       TYPE OF REPORTING PERSON*
                   PN

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  694,079

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  694,079

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  694,079

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.95%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 893735100

         NAME OF REPORTING PERSON
                  CCI Onshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  694,079

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  694,079

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  694,079

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.95%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 893735100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,807,496

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  1,807,496


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,807,496


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.07%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of Transkaryotic Therapies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Main Street, Cambridge, Massachusetts 02139.


Item 2.  Identity and Background

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments, LLC, a Delaware limited liability company ("Hopper"), High River Limited Partnership, a Delaware limited partnership ("High River"), Icahn Partners Master Fund L.P., a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore L.P., a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners L.P., a Delaware limited partnership ("Icahn
Partners"), Icahn Onshore L.P., a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore") and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper and High River is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

         Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Each of Icahn Master, Icahn Partners, Barberry and High River is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, High River, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore, are set forth in Schedule A attached hereto.

         Except as set forth on Schedule B, no member of any of the Registrants nor any manager or executive officer of Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of 4:00 pm, Standard Eastern Time, on July 21, 2005, the aggregate purchase price of the 1,807,496 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $67,218,952.73 (including commissions). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin borrowings in the regular course of business.


Item 4.  Purpose of Transaction

Registrants acquired the Shares reported herein because Registrants believe that the Shares are worth more than the $37.00 per Share that shareholders of the Issuer would be entitled to receive in connection with the proposed merger of the Issuer pursuant to its agreement with Shire Pharmaceuticals Group plc. Registrants currently intend to demand appraisal rights with respect to the Shares held by them in accordance with Delaware law.

Registrants reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrants may dispose of all or any portion of the Shares held by them at any time or from time to time in the open market or otherwise.


Item 5.  Interest in Securities of the Issuer

         (a) As of 4:00 pm, Standard Eastern Time, on July 21, 2005, Registrants may be deemed to beneficially own, in the aggregate, 1,807,496 Shares, representing approximately 5.07% of the Issuer's outstanding Shares (based upon the 35,624,361 Shares stated to be outstanding as of June 10, 2005 by the Issuer in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on June 27, 2005).

         (b) High River has sole voting power and sole dispositive power with regard to 361,500 Shares. Each of Barberry, Hopper and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 751,917 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 694,079 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

         Each  of  Hopper,   Barberry  and  Mr.   Icahn,   by  virtue  of  their
relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


         (c) The following tables set forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants, inclusive of the transaction effected through 4:00 pm, Standard Eastern Time, on July 21, 2005. All such transactions were effected in the open market, and the tables include commissions paid in per share prices.

-------------------- ------------------- ------------------- -------------------
                                         No. of Shares
Name                 Date                Price Purchased      Per Share
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 12, 2005       30,274               37.1405
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 13, 2005       28,053               37.0872
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 14, 2005       82,000               37.1545
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 15, 2005       52,000               37.1451
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 18, 2005       22,355               37.1370
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 19, 2005       82,000               37.1497
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 20, 2005       10,980               37.3447
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
High River           July 21, 2005       53,838               37.4139
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 12, 2005       62,969               37.1405
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 13, 2005       58,350               37.0872
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 14, 2005       170,560              37.1545
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 15, 2005       108,160              37.1451
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 18, 2005       46,497               37.1370
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 19, 2005       170,560              37.1497
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 20, 2005       22,838               37.3447
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Master         July 21, 2005       111,983              37.4139
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 12, 2005       58,126               37.1405
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 13, 2005       53,862               37.0872
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 14, 2005       157,440              37.1545
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 15, 2005       99,840               37.1451
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 18, 2005       42,921               37.1370
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 19, 2005       157,440              37.1497
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 20, 2005       21,082               37.3447
-------------------- ------------------- -------------------- ------------------
-------------------- ------------------- -------------------- ------------------
Icahn Partners       July 21, 2005       103,368              37.4139
-------------------- ------------------- -------------------- ------------------


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2005


                             HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

          By: Hopper Investments LLC, General Partner

          By:  Barberry Corp., member


           By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


        [Signature Page of Schedule 13D - Transkaryotic Therapies, Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory


/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


        [Signature Page of Schedule 13D - Transkaryotic Therapies, Inc.]

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Transkaryotic Therapies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of July 2005.


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

            [Signature Page of Joint Filing Agreement to Schedule 13D - Transkaryotic Therapies, Inc.]

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


[Signature Page of Joint Filing Agreement to Schedule 13D - Transkaryotic Therapies, Inc.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

         Name, Business Address and Principal Occupation of Each Executive Officer and Director of Barberry, High River, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore.


         The following sets forth the name, position, and principal occupation of each director and executive officer of each of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Jordan Bleznick                     Vice President - Taxes


HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC              General Partner


ICAHN PARTNERS MASTER FUND L.P.

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN OFFSHORE L.P.

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI OFFSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes


ICAHN PARTNERS L.P.

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN ONHORE L.P.

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI ONSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes

                                   SCHEDULE B
                                   -----------

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern
District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.